82-4504

ROCK RESOURCES Inc. (TSXV: RCK)
("The Company")

04 JAN 23 AM 7:21

News Release: **PRIVATE PLACING CLOSING**
Dated: January 21, 2004

Private Placement: Management is pleased to report that the private placement for gross proceeds of up to C$262,500 announced on November 25, 2003 has been oversubscribed, and has accordingly been increased by C$37,500. The private placement will now result in the issue of 800,000 Units at C$0.375 per Unit giving gross proceeds of C$300,000. Each Unit will be comprised of one post consolidation common share and one Share Purchase Warrant which will entitle the holder to purchase one additional post consolidated share for C$0.50 per share until December 31, 2004 and thereafter for C$0.75 until December 31, 2005. C$62,500 of the private placement will be eligible for flow through tax benefits. The proceeds from this financing will be used for general working capital, current obligations and the development of mineral properties. The private placement, as amended, remains subject to regulatory approval. Commissions will be payable in connection with this private placement, in accordance with the policies of the TSX Venture Exchange.

In making the announcement, Graeme Rowland, Chairman and President of Rock Resources said, "I am pleased this private placement has closed so satisfactorily and look forward to progressing the exploration of our optioned properties."

On behalf of the Board of Directors:

04012471

SUPPL

"Graeme Rowland"

Graeme Rowland,
Chairman and President

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This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities of the corporation have not been and will not be registered under the U.S. Securities Act, 1933, as amended, and subject to certain exemptions may not be offered or sold in the United States or to U.S. persons. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Suite #610 – 1111 Melville Street, Vancouver, BC V6E 3V6
Tel: (604) 688-3304 - Fax: (604) 682-6038
E-mail: info@rockresources.com - Web Site: www.rockresources.com

BC FORM 53-901F
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT AND SECTION 151 OF THE SECURITIES RULES

04 JAN 29 AM 7:21

1. **Reporting Issuer:** **Rock Resources Inc.**
   Suite #610 – 1111 Melville Street
   Vancouver, B.C.
   V6E 3V6

2. **Date of Material Change:** January 21, 2004

3. **Press Release:**
   A news release dated January 21, 2004 delivered to Stockwatch and Market News.

4. **Summary of Material Change:**

   Private Placement: Management is pleased to report that the private placement for gross proceeds of up to C$262,500 announced on November 25, 2003 has been oversubscribed, and has accordingly been increased by C$37,500.

5. **Full Description of Material Change:** See attached news release dated January 21, 2004.

6. **Reliance on Section 85(2) of the Act:** N/A

7. **Omitted Information:** Nil

8. **Senior Officer Contact:**

   Graeme Rowland, Chairman and President

9. **Statement of Senior Officer:**

   The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this 21st January, 2004.

(signed "Graeme Rowland")

Graeme Rowland
Chairman & President

ROCK RESOURCES Inc. (TSXV: RCK)
("The Company")

News Release: **PRIVATE PLACING CLOSING**
Dated: January 21, 2004

<u>Private Placement:</u> Management is pleased to report that the private placement for gross proceeds of up to C$262,500 announced on November 25, 2003 has been oversubscribed, and has accordingly been increased by C$37,500. The private placement will now result in the issue of 800,000 Units at C$0.375 per Unit giving gross proceeds of C$300,000. Each Unit will be comprised of one post consolidation common share and one Share Purchase Warrant which will entitle the holder to purchase one additional post consolidated share for C$0.50 per share until December 31, 2004 and thereafter for C$0.75 until December 31, 2005. C$62,500 of the private placement will be eligible for flow through tax benefits. The proceeds from this financing will be used for general working capital, current obligations and the development of mineral properties. The private placement, as amended, remains subject to regulatory approval. Commissions will be payable in connection with this private placement, in accordance with the policies of the TSX Venture Exchange.

In making the announcement, Graeme Rowland, Chairman and President of Rock Resources said, "I am pleased this private placement has closed so satisfactorily and look forward to progressing the exploration of our optioned properties."

On behalf of the Board of Directors:

"Graeme Rowland"

Graeme Rowland,
Chairman and President

Suite #610 – 1111 Melville Street, Vancouver, BC V6E 3V6
Tel: (604) 688-3304 - Fax: (604) 682-6038
E-mail: info@rockresources.com - Web Site: www.rockresources.com